

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 15, 2008

Via U.S. mail

Terence M. Barr
Managing Director, Chief Executive Officer and President
Samson Oil & Gas Limited
1726 Cole Blvd., Suite 210
Lakewood, Colorado 80401

> **Re: Samson Oil & Gas Limited**
> **Registration Statement on Form F-1**
> **Filed August 28, 2008**
> **File No. 333-153223**

Dear Mr. Barr:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1 filed August 28, 2008

Prospectus Summary, page 5

1.   You indicate that you are registering an aggregate of 1,713,676 American Depositary Shares, representing 34,273,535 Ordinary Shares, and that each ADS represents twenty (20) of your Ordinary Shares. We note that 1,713,676 multiplied by 20 yields 34,273,520. Please explain the discrepancy or, if appropriate, correct

the numbers and make corresponding corrections in all of the other relevant places in the document. In that regard, we also note that the legality opinion filed as Exhibit 5.1 refers to a different number of Ordinary Shares.

Selected Financial Data, pages 26-27, and Consolidated Financial Statements

2.   Please monitor your requirement to provide updated financial information, including audited financial statements for the year ended June 30, 2008. Please refer to Rule 3-12 of Regulation S-X. If updated financial information is required, please make appropriate corresponding updates throughout the document where financial information appears.

Legal Opinion, Exhibit 5.1

3.   The legality opinion filed as Exhibit 5.1 does not state whether the shares are non-assessable. Please obtain and file a new or revised opinion to make clear whether the Shares were and the Conversion Shares will be non-assessable. Refer to Item 601(b)(5)(i) of Regulation S-K. If the shares are or will be subject to assessments, the opinion will need to make this clear, and you will need to provide enhanced disclosure in the Risk Factors section and elsewhere.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
    N. Gholson
    Via Facsimile:
    Neil Fearis, Esq., Minter Ellison, 011-61-8-9429-7666